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[AIM LOGO APPEARS HERE]
--Registered Trademark--

P.O. Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713-626-1919


A I M Advisors, Inc.


   June 19, 2000


   VIA EDGAR

   Securities and Exchange Commission
   Judiciary Plaza
   450 Fifth Street, N.W.
   Washington, DC 20549

            Re:      AIM International Mutual Funds
                     Registration Statements on Form N-1A
                     File Nos. 33-44611 and 811-6463
                     CIK No. 0000880859
                     ------------------

   Dear Sir or Madam:

            Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "1933 Act"), AIM International Mutual Funds, a Delaware business trust (the "Trust"), hereby requests withdrawal of the following three Registration Statements filed by it on Form N-1A (collectively, the "Trust Registration Statements"):

               1. Post-Effective Amendment No. 18 under the 1933 Act and Amendment No. 20 under the Investment Company Act of 1940, as amended (the "1940 Act"), as filed with the Commission on March 23, 2000 (accession number 0000950129-00-001351);

               2. Post-Effective Amendment No. 19 under the 1933 Act and Amendment No. 21 under the 1940 Act, as filed with the Commission on May 19, 2000 (accession number 0000950129-00-002564); and

               3. Post-Effective Amendment No. 20 under the 1933 Act and Amendment No. 22 under the 1940 Act, as filed with the Commission on May 31, 2000 (accession number 0000950129-00-002698).



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         The Trust had intended to acquire all of the assets and assume all of the liabilities of each series portfolio of AIM International Funds, Inc., a Maryland corporation (the "Company") registered under the 1940 Act as an open-end, series management investment company, thereby changing the domicile of the registered investment company from Maryland to Delaware.

         Intending to be the successor issuer to the Company and anticipating that the Company's shareholders would approve the change of domicile, the Trust, pursuant to Rule 414 promulgated under the 1933 Act, filed the Trust Registration Statements and expressly adopted the Company's Registration Statement on Form N-1A as its own Registration Statement for all purposes of the 1933 Act and the Securities Exchange Act of 1934, as amended.

         Because an insufficient number of the Company's shareholders have voted on the change of domicile, the Company has not obtained the shareholder vote required for its approval and the change of domicile will not take place. As the Trust will not be the successor issuer to the Company, it is requesting withdrawal of the Trust Registration Statements. The Trust submits that such withdrawals would be consistent with the public interest and the protection of investors, and respectfully requests that the Commission grant this request for withdrawal of the Trust Registration Statements. The cooperation of the Commission's staff is greatly appreciated in this regard.

         Finally, the Trust notes that it is requesting withdrawal only of the Trust Registration Statements that it filed. The Company's current Registration Statement on Form N-1A, as filed with the Commission on February 23, 2000 (Post-Effective Amendment No. 17 under the 1933 Act (No. 33-44611) and Amendment No. 19 under the 1940 Act (No. 811-6463)), should not be withdrawn and neither the Company nor the Trust makes any application hereby for its withdrawal.

         Please send copies of all correspondence with respect to the foregoing to Martha J. Hays at Ballard Spahr Andrews & Ingersoll, LLP, or contact her at
(215)864-8601 if you have any questions or require any additional information.


Very truly yours,

/s/ P. MICHELLE GRACE

P. Michelle Grace
Vice President,
Assistant General Counsel
and Assistant Secretary